Exhibit (a)(1)(iii)

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR STOCKHOLDER:

The Board of Directors of Clarion Partners Real Estate Income Fund Inc. (the “Fund”) has authorized a tender offer for outstanding shares of the Fund’s Common Stock, par value $.001 per share (the “Shares”) representing up to 5.0% of the Fund’s aggregate net asset value.

Accordingly, the Fund is hereby commencing an offer to purchase for cash up Shares representing up to $1,072,169 in aggregate net asset value. The offer is at a price equal to the Fund’s net asset value per Share of each class of Common Stock (“NAV”) as of the close of the customary trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange (“NYSE”) on January 21, 2020 (or if the Offer is extended, on the date to which the Offer is extended), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Repurchase Request Form (which together constitute the “Offer”). In accordance with the rules promulgated by the Securities and Exchange Commission, the Fund may accept for purchase additional outstanding Shares representing up to 2.0% of the Fund’s aggregate net asset value without amending or extending the Offer.

The purpose of the Offer is to provide liquidity to Stockholders, as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 4:00 p.m., New York City time, January 21, 2020, or such later date to which the Offer is extended (the “Termination Date”). Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of November 29, 2019, the net asset value was $10.11, $10.11, $10.12 and $10.12 per Class S Share, Class T Share, Class D Share and Class I Share, respectively. As of November 29, 2019, there were 5,000, 5,000, 5,000 and 2,103,912 Class S Shares, Class T Shares, Class D Shares and Class I Shares, respectively, issued and outstanding, and the Fund’s aggregate net asset value was $21,444,021. An estimate of the Fund’s current NAV per Share of each class of Common Stock during the pendency of the Offer may be obtained by contacting SS&C Technologies, Inc., the Fund’s Information Agent, toll free at (844) 534-4627.

None of the Fund, its Board of Directors (the “Board”), Legg Mason Partners Fund Advisor, LLC, the Fund’s investment manager, nor Clarion Partners, LLC or Western Asset Management Company, LLC, the Fund’s subadvisers, is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of the Offer and related materials should be directed to SS&C Technologies, Inc., the Fund’s Information Agent, toll free at (844) 534-4627.

Sincerely,

/s/ Jane E. Trust
Name: Jane E. Trust
Title: Chairman, President and Chief Executive Officer
CLARION PARTNERS REAL ESTATE INCOME FUND INC.

December 19, 2019